Exhibit 99.1

Press Releases

ASML Discloses Results of Annual General Meeting of Shareholders

VELDHOVEN, the Netherlands, 23 April 2014—ASML Holding NV (ASML) today announces the results of its Annual General Meeting of Shareholders held on 23 April 2014.

The General Meeting of Shareholders adopted ASML’s statutory financial statements for the financial year 2013.

In addition, the General Meeting of Shareholders approved the following items:

•	Discharge of the members of the Board of Management and the Supervisory Board from liability for their responsibilities in the financial year 2013.

•	Proposal to adopt a 2013 dividend of EUR 0.61 per ordinary share of EUR 0.09.

•	Proposal to adopt some adjustments to the Remuneration Policy (version 2014) for the Board of Management.

•	The maximum number of shares for the Board of Management for 2015, and the maximum number of stock options, respectively shares, for employees.

•	The reappointment of Mr. F.W. Fröhlich, and the appointment of Mr. J.M.C. Stork, as members of the Supervisory Board effective April 23, 2014.

•	Proposal to adjust the remuneration of the Supervisory Board.

•	The reappointment of the External Auditor for the reporting year 2015.

•	Proposal to authorize the Board of Management for a period of 18 months from April 23, 2014: (i) to issue shares or rights to subscribe for shares in the capital of the Company, limited to 5 percent of the issued share capital of the Company at the time of the authorization; (ii) to issue an additional 5 percent of the issued share capital only in connection with mergers, acquisitions and/or (strategic) alliances; and (iii) to authorize the Board of Management to restrict or exclude the pre-emption rights in connection with any such issuance, all subject to the approval of the Supervisory Board.

•	Proposal to extend the existing authority of the Board of Management to acquire through October 23, 2015 a maximum of 20% of ASML’s outstanding share capital, subject to the approval of the Supervisory Board. The shares can be acquired at a price between the nominal value of the shares acquired and 110 percent of the average market price for these securities on Euronext Amsterdam or Nasdaq Global Select Market. The AGM also authorized the cancellation of up to 20% of the outstanding share capital of ASML as of April 23, 2014.

The following subjects were also discussed at the General Meeting of Shareholders:

•	The Company’s business and financial situation.

•	The execution of the Remuneration Policy (version 2010) for the Board of Management over the financial year 2013.

•	ASML’s Corporate Governance.

•	ASML’s reserves and dividend policy.

Contacts

ASML

Lucas van Grinsven

Communication Worldwide | Corporate

corpcom@asml.com

+31.40.268.3949

ASML

Niclas Mika

Corporate Communications

corpcom@asml.com

+31.40.268.9670

ASML

Craig DeYoung

VP Investor Relations Worldwide

craig.deyoung@asml.com

+1.480.696.2762

ASML

Franki D’Hoore

Director Investor Relations

franki.dhoore@asml.com

+31.40.268.6494

•	The notification of the intended reappointments of Mr. P.T.F.M. Wennink and Mr. M.A. van den Brink as members of the Board of Management of ASML Holding N.V. These reappointments are effective as of this AGM.

•	The notification of the intended reappointment of Mr. F.J.M. Schneider-Maunoury as member of the Board of Management of ASML Holding N.V. This reappointment is effective as of this AGM.

•	The notification of the intended appointment of Mr. W.U. Nickl as member of the Board of Management of ASML Holding N.V. This appointment is effective as of this AGM.

•	Composition of the Supervisory Board in 2015: Ms. H.C.J. van den Burg and Mr. F.W. Fröhlich will retire by rotation in 2015.

The presentation given at the Annual General Meeting of Shareholders and the recording of an audio webcast are available at www.asml.com.

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 13,400 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com